UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Olin Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
680665205
(CUSIP Number)
Michael D. Adamski Sachem Head Capital Management LP 250 West 55th Street, 34th Floor New York, New York 10019 212-714-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
Copies to:
Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

February 29, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 680665205	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 680665205	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 680665205	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,200,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 680665205	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 680665205	SCHEDULE 13D	Page 6 of 10

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on February 24, 2020 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $1.00 per share (the “Common Stock”), of Olin Corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The information set forth in Item 6 is incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer
The first paragraph of Item 5(a), (b) of the Schedule 13D is hereby amended and restated to read in full as follows:
Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 14,950,000 shares of Common Stock (the “Subject Shares”). The Subject Shares collectively represent approximately 9.5% of the outstanding shares of Common Stock based on 157,722,254 shares of Common Stock outstanding as of January 31, 2020 as reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2020.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On February 29, 2020, the Issuer entered into a cooperation agreement with Sachem Head, on behalf of the Reporting Persons and the Sachem Head Funds (the “Cooperation Agreement”).
Pursuant to the Cooperation Agreement:
●
Scott D. Ferguson has been appointed to the Board as a Class II director and as a member of the Compensation Committee of the Board, and William Barnes Hauptfuhrer has been appointed to the Board as a Class I director and as a member of the Directors and Corporate Governance Committee of the Board;

●
the Issuer will include Mr. Ferguson and Mr. Hauptfuhrer on the slate of nominees recommended by the Board in the Issuer’s proxy statement and proxy card relating to the 2020 Annual Meeting, subject to certain conditions being met, and support each in a manner no less rigorous and favorable than the manner in which the Issuer supports any other nominees;

●	the Issuer has formed an Operating Improvement Committee of the Board comprised of four members, including Mr. Ferguson and Mr. Hauptfuhrer;
●
at the 2020 Annual Meeting, the Issuer shall (i) propose an amendment (the “Declassification Proposal”) to its Amended and Restated Articles of Incorporation (the “Charter”) to declassify the Board and provide for the annual election of directors, in a manner such that the term of each member of the Board shall expire at the Issuer’s 2021 annual meeting of shareholders (including any adjournments or postponements thereof, the “2021 Annual Meeting”) and any director elected or appointed to the Board at or after the 2021 Annual Meeting shall be elected on an annual basis,

CUSIP No. 680665205	SCHEDULE 13D	Page 7 of 10
(ii) recommend that the Issuer’s shareholders vote in favor of such amendment and (iii) cause all shares of Common Stock represented by proxies granted to it (or any of its officers, directors or representatives) to be voted in favor of such amendment;
●	the Reporting Persons have irrevocably withdrawn the Bylaw Proposal and nomination of the Nominees;
●
the Reporting Persons shall, or shall cause their affiliates, associates or representatives to, appear in person or by proxy at the 2020 Annual Meeting and vote all shares of Common Stock over which the Reporting Persons, their affiliates or associates have voting power in accordance with the Board’s recommendations with respect to (i) the removal or election of directors, (ii) any advisory vote on executive compensation, (iii) any proposal to amend the Charter to provide for the declassification of the Board, (iv) the ratification of the appointment of KPMG LLP as the Issuer’s independent registered public accounting firm for the year ending December 31, 2020 and (v) the shareholder proposal to be presented at the 2020 Annual Meeting; and

●
the Reporting Persons also agreed to refrain from taking certain actions with respect to the Issuer until the earlier of (i) December 31, 2020 and (ii) the date that is sixty (60) days prior to the last date pursuant to which shareholder nominations for director elections are permitted pursuant to the Bylaws with respect to the 2021 Annual Meeting.

The foregoing summary of the Schedule 13D is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

CUSIP No. 680665205	SCHEDULE 13D	Page 8 of 10

Item 7.	Material to be Filed as Exhibits

Exhibit 99.4	Cooperation Agreement, dated February 29, 2020, by and between Olin Corporation and Sachem Head Capital Management LP.

CUSIP No. 680665205	SCHEDULE 13D	Page 9 of 10

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 2, 2020

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

CUSIP No. 680665205	SCHEDULE 13D	Page 10 of 10

INDEX TO EXHIBITS
Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of Sachem Head LP and each Nominee.*
Exhibit 99.3	Trading Data.*
Exhibit 99.4	Cooperation Agreement, dated February 29, 2020, by and between Olin Corporation and Sachem Head Capital Management LP.

 *  Previously filed.